                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901,
333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1. Press release dated July 27, 2008.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                METALINK LTD.

Date: July 28, 2008                             By: /s/ Tzvi Shukhman
                                                --------------------------
                                                Tzvi Shukhman
                                                Chief Executive Officer

                         METALINK UNVEILS STRATEGIC PLAN

 - EVALUATES RANGE OF STRATEGIC ALTERNATIVES AND FINANCIAL OPTIONS, INCLUDING
                                POSSIBLE SALE -
                      - IMPLEMENTS A COST REDUCTION PLAN -

YAKUM, ISRAEL, JULY 27, 2008 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced that it is evaluating number of strategic and financial options for its future development, as well as the potential sale of the Company, and in parallel, is deploying a comprehensive plan to reduce its ongoing operating expenses. Metalink is also actively involved in capital raising activities, including through a private placement.

Metalink is in the process of implementing a cost reduction plan aimed at further reducing its operating expenses and preserve cash reserves until the expected ramp-up of its revenues from the sale of its WLAN chipsets materialize, a development which is currently expected to occur only in the later part of
2009.

This is Metalink's second cost reduction plan, following a plan which was announced in March 2008. The current plan aims to reduce operating expenses to approximately $6.5 million in the fourth quarter of 2008 (excluding one time charges, such as restructuring and severance costs, and stock-based compensation expenses), and to stabilize operating expenses (excluding one time charges, such as restructuring and severance costs, and stock-based compensation expenses) at a rate of $4 million per quarter by the first quarter of 2009. As part of its plan to achieve these objectives, the Company will be implementing a significant decrease in its workforce, and will be making a number of management changes.

Commenting on the news, Metalink's CEO, Tzvika Shukhman, said, "Recently,
Metalink has experienced an increase in revenues and backlog from its legacy DSL products, primarily due to its issuance of an end-of-life notification regarding part of these products. The Company expects its DSL revenues for the second quarter of 2008 to reach approximately $2.6 million, and has also accumulated a backlog for its DSL products valued at approximately $5.7 million for the next
12 months. With respect to the WLAN, over the past six years, we have focused our efforts on developing 802.11n-compliant chipsets, or WLAN chipsets, that enable the streaming of robust High-Definition video throughout the home.
Although the video-over-802.11n service provider market has been developing at a slower rate than expected, we are proud to report that a number of top-tier operators have carried out significant trials using our technology and that we have shipped this quarter our first volume production order to an ODM in Taiwan targeting a major retail OEM in the U.S., although the shipped revenues have not yet been recorded. Despite these positive developments, we do not expect a ramp-up of our revenues from this market before the later part of 2009."

Mr. Shukhman continued, "The industry's broad recognition and validation of our technology as the best performing, cost-optimized 802.11n solution available has opened several exciting strategic options before us, including the potential for beneficial partnerships with major market players. We are currently evaluating these options, while scrutinizing our expenses to maximize our flexibility."

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPlus(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPlus enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.MTLK.com

SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our expectation regarding future revenues or the review of strategic options, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be available to us; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism.
Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual
Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.